Mail Stop 6010


April 25, 2006


David Fyfe, Chief Executive Officer
Cambridge Display Technology, Inc.
c/o Cambridge Display Technology Limited
2020 Cambourne Business Park
Cambridge  CB2 6DW, United Kingdom



	Re:	Cambridge Display Technology, Inc.
		Form 10-K for the fiscal year ended December 31, 2005
		Forms 10-Q for 2005
		Forms 8-K for 2005
		File No. 0-51079


Dear Mr. Fyfe:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Mr. David Fyfe
Cambridge Display Technology, Inc.
April 25, 2006
Page 2


Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Operations, page F-5

1. Please tell us how you applied S-X Rule 3-09 in concluding that is was not necessary to provide financial statements for Litrex through the date of disposition.

Note 5.  Investments, page F-19
Other Investments, page F-20

2. Tell us how you applied the guidance from EITF 02-14 in concluding that the investment in Add-Vision is not in-substance common stock.


Form 8-K Dated December 23, 2005

3. We see that you sold common stock and warrants with registration rights. Please tell us how you considered the guidance from EITF
05-
04, SFAS 133 and EITF 00-19 in concluding how to classify and account for those warrants.





	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Mr. David Fyfe
Cambridge Display Technology, Inc.
April 25, 2006
Page 3


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 551-3676

      Sincerely,


      Gary R. Todd
								Reviewing Accountant



cc:	Steven Ostner, Esq.
	By Fax   (212) 909-6836